FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Principal Financial Group, Inc.	2. Date of Event Requiring Statement Month/Day/Year 4/11/2003	4. Issuer Name and Ticker or Trading Symbol Patient Infosystems, Inc. (PAT1)
(Last) (First) (Middle) 711 High Street	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director X 10% Owner Officer Other (give title below) (specify below)	6. If Amendment, Date of Original (Month/Day/Year)
(Street) Des Moines, IA 50392			7. Individual or Joint/Group Filing (Check Applicable Line) Form filed by One Reporting Person X Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

FORM 3 (continued)	Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/ Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Series D Preferred Convertible Stock	Immediately	None	Common Stock	106,989(1)	$0.00	I	By Subsidiary
Explanation of Responses: (1) The number of underlying shares of Common Stock is subject to adjustment for anti-dilution and other matters.
By: /s/ Principal Financial Group, Inc. /s/ Joyce N. Hoffman, Senior Vice President and Corporate Secretary **Signature of Reporting Person	April 21, 2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                          JOINT FILER INFORMATION

                   Amount of Securities  Ownership Form    Nature of Indirect
Name and Address   Beneficially Owned   (D) or (I)         Beneficial Ownership

Principal Financial     106,989 shares of
Group, Inc.             Series D Preferred     I            By Principal Life Insurance
711 High Street         Convertible Stock                   Company
Des Moines, Iowa 50392

Principal Financial
Services, Inc.          106,989 shares of      I            By Principal Life Insurance
711 High street         Series D Preferred                  Company
Des Moines, Iowa 50392  Convertible Stock

Principal Life          106,989 shares of      D
Insurance Company       Series D Preferred
711 High Street         Convertible Stock
Des Moines, Iowa 50392

Signature Page for Joint Filers

PRINCIPAL FINANCIAL SERVICES, INC.

By: _/s/ Joyce N. Hoffman_____________________
    Joyce N. Hoffman
    Senior Vice President & Corporate Secretary

PRINCIPAL LIFE INSURANCE COMPANY

By: _/s/ Joyce N. Hoffman_____________________
    Joyce N. Hoffman
    Senior Vice President & Corporate Secretary